

Mail Stop 4628

September 10, 2018

Via Email
Mr. Andrew G. Inglis,
Chairman of the Board and Chief Executive Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-35167**

Dear Mr. Inglis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 8

Operations by Geographic Area, page 11

Other Mauritania and Senegal Discoveries, page 18

1.   You disclose that the Bir Allah, Teranga and Takaar discoveries "collectively have discovered a gross potential natural gas resource of approximately 40 trillion cubic feet and as such derisked over 40 trillion cubic feet in the basin." The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves.

If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, revise your filing to remove these estimates.

Our Reserves, page 21

2. The disclosure on page 22 does not appear to fully explain the changes in your proved undeveloped reserves during 2017. Revise this section to disclose all material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. See Item 1203(b) of Regulation S-K.

3. Expand your disclosure to include a discussion of investments and progress made during 2017 to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 13203(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 69

4. Information in the Ryder Scott reserve report indicates that you have producing sales gas reserves. However, the disclosure under this section does not attribute any production to sales gas volumes. Clarify for us whether you had any gas sales during 2017. If so, explain where sales gas production is reflected under this section. See Item 1204 of Regulation S-K.

Note 7. Equity Method Investments, page 105

5. Explain to us, in reasonable detail, how you evaluated the significance of the KTIPI acquisition for purposes of Rule 3-05 and Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources